Filed Pursuant to Rule 424(b)(3)

Registration No. 333-222231

NUVEEN GLOBAL CITIES REIT, INC.

SUPPLEMENT NO. 13 DATED MARCH 15, 2021

TO THE PROSPECTUS DATED APRIL 17, 2020

This prospectus supplement (the “Supplement”) is part of and should be read in conjunction with the prospectus of Nuveen Global Cities REIT, Inc., dated April 17, 2020 (the “Prospectus”), Supplement No. 1, dated April 17, 2020, Supplement No. 2, dated April 24, 2020, Supplement No. 3, dated May 15, 2020, Supplement No. 4, dated June 16, 2020, Supplement No. 5, dated July 15, 2020, Supplement No. 6, dated August 17, 2020, Supplement No. 7, dated September 15, 2020, Supplement No. 8, dated October 15, 2020, Supplement No. 9, dated November 16, 2020, Supplement No. 10, dated December 14, 2020, Supplement No. 11, dated January 15, 2021, and Supplement No. 12, dated February 12, 2021. Unless otherwise defined herein, capitalized terms used in this Supplement shall have the same meanings as in the Prospectus.

The purposes of this Supplement are as follows:

•	to provide updates to our operations;

•	to disclose the transaction price for each class of our common stock as of April 1, 2021;

•	to disclose the calculation of our February 28, 2021 net asset value (“NAV”) per share for each class of our common stock;

•	to provide an update on our initial public offering; and

•	to update the “Experts” section of the Prospectus.

Operations Updates

While virtually no property sector or portfolio is immune from the negative effects of this pandemic-driven recession, we believe certain sectors and strategies are better positioned in these uncertain times and will gain as the economy recovers. We continue to believe we are well positioned due to our (i) low leverage (25.3%, as of February 28, 2021), (ii) strong rent collections, (iii) long-term leases and high occupancy, (iv) very limited lease expirations over the next two years, (v) no CMBS exposure, and (vi) no material exposure to hospitality, gaming, leisure, student or senior housing, which are anticipated to be some of the most negatively affected sectors in the near term.

We measure our leverage using the fair market value of our gross real estate assets, including equity in our securities portfolio. Our leverage includes property-level and entity-level debt, but excludes debt on our securities portfolio. Our leverage ratio calculation also factors in the leverage ratios of other funds in which we may invest, including the International Affiliated Funds. Indebtedness incurred (i) in connection with funding a deposit in advance of the closing of an investment or (ii) as other working capital advances, are not included as part of the calculation.

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April 1, 2021 Transaction Price

The transaction price for each share class of our common stock for subscriptions accepted as of April 1, 2021 (and repurchases as of March 31, 2021) is as follows:

Transaction Price (per share)
Class T	$10.71
Class S	$10.68
Class D	$10.80
Class I	$10.82

The transaction price for each of our Class T, Class S, Class D and Class I shares is equal to such class’s NAV per share as of February 28, 2021. A detailed presentation of the NAV per share is set forth below.

The purchase price of our common stock for each share class equals the transaction price of such class, plus applicable upfront selling commissions and dealer manager fees.

February 28, 2021 NAV Per Share

We calculate NAV per share in accordance with the valuation guidelines that have been approved by our board of directors. Our NAV per share, which is updated as of the last calendar day of each month, is posted on our website at www.nuveenglobalreit.com. Please refer to “Net Asset Value Calculation and Valuation Guidelines” in the Prospectus for information on how our NAV is determined. The Advisor is ultimately responsible for determining our NAV. As of February 28, 2021, our properties have been appraised in accordance with our valuation guidelines and such appraisals were reviewed by our independent valuation advisor.

The following table provides a breakdown of the major components of our NAV as of February 28, 2021 ($ and shares in thousands):

Components of NAV	February 28, 2021
Investment in real property	$550,849
Investment in international affiliated funds	51,142
Investment in real estate-related assets	40,799
Restricted cash	30,860
Cash and cash equivalents	5,484
Other assets	2,420
Debt obligations	(172,127)
Other liabilities	(8,388)
Subscriptions received in advance	(30,860)
Stockholder servicing fees payable the following month(1)	(52)

Net Asset Value	$470,127
Net asset value attributable to preferred stock	255

NAV attributable to common stockholders	$469,872

Number of outstanding shares of common stock	43,085

(1)

Stockholder servicing fees only apply to Class T, Class S and Class D shares. For purposes of NAV, we recognize the stockholder servicing fee as a reduction of NAV on a monthly basis as such fee is paid. Under GAAP, we accrue the full cost of the stockholder servicing fee as an offering cost at the time we sell Class T, Class S and Class D shares. As of February 28, 2021, we have accrued under GAAP approximately $5.2 million of stockholder servicing fees payable to the Dealer Manager related to the Class T, Class S and Class D shares sold.

The following table provides a breakdown of our total NAV and NAV per share of common stock by share class as of February 28, 2021 ($ and shares in thousands, except per share data):

	Class T	Class S	Class D	Class I	Class N
NAV Per Share	Shares	Shares	Shares	Shares	Shares	Total
Net asset value	$37,573	$36,433	$16,318	$53,292	$326,256	$469,872
Number of outstanding shares	3,507	3,410	1,511	4,926	29,731	43,085

NAV per share as of February 28, 2021	$10.71	$10.68	$10.80	$10.82	$10.97

Set forth below are the weighted averages of the key assumptions in the discounted cash flow methodology used in the February 28, 2021 valuations, based on property types. Once we own more than one retail property, we will include the key assumptions for such property type.

Property Type	Discount Rate	Exit Capitalization Rate
Industrial	6.55%	5.83%
Multifamily	6.89	5.41
Office	7.04	6.41
Other	7.50	6.53

These assumptions are determined by our independent valuation advisor. A change in these assumptions would impact the calculation of the value of our property investments. For example, assuming all other factors remain unchanged, the changes listed below would result in the following effects on our investment values:

Input	Hypothetical Change	Industrial Investment Values	Multifamily Investment Values	Office Investment Values	Medical Office Investment Values
Discount Rate	0.25% decrease	+2.00%	+1.90%	+2.00%	+2.20%
(weighted average)	0.25% increase	(2.00)%	(2.00)%	(1.80)%	(2.20)%
Exit Capitalization Rate	0.25% decrease	+3.00%	+2.90%	+2.60%	+2.30%
(weighted average)	0.25% increase	(2.70)%	(2.80)%	(2.20)%	(2.20)%

Status of our Initial Public Offering

As of the date hereof, we had issued and sold 16,455,299 shares of our common stock (consisting of 3,838,790 Class T shares, 4,774,645 Class S shares, 1,733,036 Class D shares and 6,108,828 Class I shares) in our offering, resulting in gross offering proceeds of $175,657,394. We intend to continue selling shares in the offering on a monthly basis.

Experts

The following disclosure is added to the “Experts” section of our prospectus.

The amount of the estimated market values of our real properties as of February 28, 2021 presented on page 2 of this Supplement under the section “February 28, 2021 NAV Per Share” has been reviewed by RERC, LLC, an independent valuation firm, and is included in this Supplement given the authority of such firm as experts in property valuations and appraisals. RERC, LLC will not calculate or be responsible for our NAV per share for any class of our shares.

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